SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

"THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NOs. 333-118644 and 333-92044, OF PETRÓLEO BRASILEIRO S.A – PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY."

Change in the Board of Directors and the Presidency

(Rio de Janeiro, July 22, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that today, pursuant to Article 25 of the Bylaws, the Board of Directors has accepted the letter of resignation of the Board Member and President and CEO of the Company, José Eduardo Dutra. Mr. Dutra’s replacement on the Board and as President and CEO will José Sérgio Gabrielli de Azevedo, who is currently Petrobras’ CFO.

José Eduardo Dutra has held the position of Company President and CEO since January 2 2003. During his term of office, Petrobras has achieved record levels of profitability and cash generation, while oil production in Brazil is at its highest level ever - in June 2005 achieving an average monthly output of 1,755 thousand barrels/day. During his watch as President, orders were made for the construction of four new platforms, which will allow the Company to reach a production of 2,300 thousand barrels/day by 2010. In the international area, Petrobras concluded the acquisition of Perez Companc, subsequently renamed Petrobras Energia, thus consolidating its position in Latin America, as well as expanding its business in the Gulf of Mexico, Africa and the Middle East. During the period under the outgoing President, several pending labor questions were finally settled, some dating back to the strike of 1995. Recommendations for a solution to the Petros Pension Fund’s actuarial liability have also been made. The Business Plan for the next five years is now finalized and is to be examined at the next Board meeting. A supporter of the oil monopoly when the 1995 Constitutional Amendment was voted, today Dutra says:

“If I were to reenter Congress and be faced with an amendment proposing a return to the situation prevailing before the change in the constitution, I would vote against it. The catastrophic scenario that I had imagined turned out not to be the case. When the monopoly came to an end, Petrobras was lifting 600 thousand barrels/day and had proved reserves of 6 billion barrels. Ten years later, the Company is producing 1.8 million barrels/day with proved reserves of 13 billion. Reality has won the day and reality is frequently very different from the idealistic way in which one views it.”

Mr. José Sergio Gabrielli de Azevedo is 55 years old and is a full professor on leave from the Federal University of Bahia. Mr. Gabrielli has been the CFO and Investor Relations Director of Petrobras since February 1 2003, being responsible for the Executive Management of Accounting, Corporate Finance & Treasury, Project Finance, Investor Relations, Tax Administration and Financial Planning & Risk Management.

He is a member of the Board of Directors of Petrobras Energía Participaciones S.A. (PEPSA) and Petrobras Energía S.A. (PESA).

During his tenure at Petrobras, he received the following awards:

  Finance Executive 2004 from the Brazilian Institute of Finance Executives (IBEF) – the “Equilibrist” Award;
  XX National Association of Executives in Finance, Administration and Accounting (Anefac) - Professional of the Year in 2004: for outstanding financial performance;
  International Stevie Business Awards 2005 as Best Finance Executive in Latin America.

During the same period, Petrobras received several awards, among which were:

  The Transparency Trophy 2004, as the most transparent company in Brazil, presented by the National Association of Executives in Finance, Administration and Accounting (Anefac);
  The Best Individual Investor IR Program presented annually by the American publication, Investor Relations Magazine;
  “Respect for the Individual Investor” Prize – for focusing on the specific needs of the individual shareholder, awarded by Tradenetwork.

Mr. Gabrielli, now to be a new member of the Board of Directors and President and CEO of Petrobras, holds both Bachelor’s and Master's degrees in Economics from the Federal University of Bahia, with a dissertation on Tax Incentives and Regional Development. In 1987, he obtained his PhD in Economics from Boston University with a dissertation on the Financing of the Brazilian Public Sector companies between 1975 and 1979. From 2000 to 2001, he was a "Visiting Research Scholar" at the London School of Economics and Political Science.

He was deputy director of Research and Post-Graduate Studies, director of the Economic Sciences Faculty and coordinator of the Master's degree course in Economics at the Federal University of Bahia; and superintendent of the "Fundação de Apoio a Pesquisa e Extensão (Fapex)" - Foundation for Research and Extension Support. He has published several articles and books on productive restructuring, the labor market, macroeconomics and regional development. Currently, he is a full professor on leave from the Federal University of Bahia.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.